FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               February 11, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F    X                Form 40-F
                                 -----                        -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                      Yes  __                       No      X
                                                          -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                      Yes  __                       No     X
                                                         -----

        [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                      Yes __                        No    X
                                                        -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- n/a.

                                                                Total Pages: 12

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                        Smith & Nephew plc
                                                        (Registrant)


Date: February 11, 2003                            By:  /s/ Paul  Chambers
                                                        -------------------
                                                        Paul Chambers
                                                        Company Secretary

7 February 2003
For release at 12 noon

SMITH & NEPHEW SUSTAINS STRONG GROWTH

Smith & Nephew plc, the global medical devices company, announces its preliminary results for the year ended 31 December 2002.

Key Points

     o    Underlying sales growth 14%

     o    Acquisitions add another 4% to sales growth

     o    Pre-goodwill amortisation earnings per share up 15%*

     o    Orthopaedics underlying growth at market leading 20%

     o    Outlook remains positive

*Before exceptional items

Dudley Eustace, Chairman, said: "Smith & Nephew has again delivered a strong performance in its business segments of Orthopaedics, Endoscopy, and Advanced Wound Management. We are pleased with our results, as innovation in our product offering and investment in our sales forces continues to deliver above-market sales growth. Market growth remains buoyant and demographics and lifestyle trends are positive. Against this background, we believe that we can continue to deliver sustainable sales growth as well as improve our operating margins."

Enquiries

Peter Hooley, Finance Director                      Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

Angie Craig, Corporate Affairs Director             Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

David Yates                                         Tel: +44 (0) 20 7831 3113
Financial Dynamics

     A presentation for analysts will be held simultaneously at the City Presentation Centre, 4 Chiswell Street, Finsbury Square, London EC1Y
       4UP at 2pm GMT today and the Sheraton in New Orleans at 8am CST.
                 The meetings will be webcast live and will be
                  available on demand shortly after the close
                              of the meetings at
                      http://www.smith-nephew.com/prelims
      The presentation may also be heard by dialling +44 (0)20 7984 7576
                     (for Europe); (913) 981 5542 (for US)
                 The presentation can be found on our website:
                      http://www.smith-nephew.com/prelims
   High resolution photographs are available to the media free of charge at
                              www.newscast.co.uk

Trading results

In 2002 we achieved our targets within the Orthopaedics, Endoscopy, and Advanced Wound Management markets. Each of Smith & Nephew's businesses strengthened its positions in the markets in which it operates through a combination of sales growth, new products and technology acquisitions.

Ongoing sales for the year rose a total of 15%, 14% from underlying sales growth, 4% from businesses acquired during the year, less 3% of adverse currency. Selling price increases accounted for approximately 1% of underlying sales growth. BSN Medical, our joint venture with Beiersdorf AG, and AbilityOne Corporation ("AbilityOne"), the rehabilitation business in which we hold a 21 1/2% interest, traded successfully.

During the course of the year we acquired Oratec Interventions, Inc., a leading radio frequency (RF) arthroscopy and spinal business. We also acquired the remaining half of our Dermagraft and TransCyte joint arrangements from Advanced Tissue Sciences, Inc., ("ATS") and completed our restructuring programme by disposing of our rehabilitation business to AbilityOne.

Profit before exceptional items and tax amounted to GBP192m, a 13% increase on 2001. This comprised GBP196m of operating profit from ongoing operations, before GBP18m of goodwill amortisation, GBP2m profit from discontinued operations, GBP25m profit from the BSN Medical joint venture and interest in AbilityOne, less GBP13m of interest costs.

We achieved an ongoing operating margin before exceptional items of 16.5%, despite the dissynergies of the restructuring divestments of this and last year. The underlying margin increased by 0.7%. Before goodwill amortisation the margin was 18.1%.

EPS, tax, exceptional items and cash flow

Earnings per share before exceptional items were 14.13p, an increase on 2001 of 10% and before goodwill amortisation they were 16.02p, an increase of 15%. Adjusting for the dilutive effects of the disposals, the underlying increase in earnings per share before exceptional items was 19%.

Exceptional items include an GBP18m gain on the disposal of Rehabilitation, less GBP15m of rationalisation and acquisition integration costs. Additionally, we wrote off the whole of our GBP17m holding of ATS shares following its filing for bankruptcy. The net exceptional loss was therefore GBP14m on which there was a GBP4m tax charge because of the disposal gain.

Operating cash flow was GBP123m after GBP19m of rationalisation and acquisition integration outgoings, which is a profit to cash conversion ratio of 72% before those items. The proceeds of the divestments of GBP72m were predominantly for Rehabilitation, which partly offset the total cost of acquisitions of GBP206m. Net debt closed at GBP277m.

Dividend

The Board recommends a final dividend of 3.00p, which together with the interim dividend of 1.80p, makes a total for the year of 4.80p. The dividend will be paid on 16 May 2003 to shareholders on the register at the close of business on 22 April 2003. Shareholders may participate in the company's dividend reinvestment plan.

Reporting

To bring us in line with our peer group medical technology companies, most of which are in the US, we have commenced reporting operating profit before the amortisation of goodwill and earnings per share before exceptional items and such amortisation. We are also reporting operating profit segmented between our global business units on the same basis. This discloses operating margins at Orthopaedics of 21%, at Endoscopy of 18% and at Advanced Wound Management of 14%.

Operating review

Market growth remains buoyant and demographics and lifestyle trends remain positive industry indicators. Healthcare expenditure continues to grow in all our major markets. Technology is expanding the marketplace through the growth of less invasive and longer lasting surgical techniques and implants. With the introduction of new orthopaedic bearing materials, led by Oxinium from Smith & Nephew, surgeons are increasingly treating younger patient groups. New techniques continue to simplify and make procedures faster, and less invasive techniques in orthopaedics and endoscopy are taking hold as patients increasingly drive demand. Technology advancements in treating hard-to-heal wounds are driving strong growth in the active healing sector of the advanced wound management market.

Our strategy of innovation and differentiation within our product portfolio continues to drive sustainable sales growth. We also continue to invest in our sales forces. During the year Orthopaedics increased their sales force by 12%, Advanced Wound Management by 4%, while Endoscopy, including ORATEC, added 30%. We plan to continue to increase our sales forces on average by 10% each year for the foreseeable future.

To meet the demand created by sales growth in recent years, we completed two manufacturing projects in 2002. Orthopaedics enlarged its manufacturing facilities in Memphis, Tennessee, by about a third with the building of a stand-alone knee manufacturing plant. Endoscopy increased manufacturing space in two factories and moved its headquarters to a new facility in Andover, Massachusetts. In addition, we commenced a project to expand manufacture of our Advanced Wound Management products in Largo, Florida.

We invested 5 1/2% of sales revenue in research and development across our businesses. In 2002, 18% of sales were from products introduced in the last three years. Our group focus on unique methods to repair and heal the human body has led to group wide research in three fields: bioresorbable materials to facilitate healing and surgical reconstruction; tissue engineering to help replace, repair and regenerate damaged tissue; and non-invasive devices to stimulate tissue repair.

Orthopaedics

Orthopaedics sales rose by an underlying 20%, and its performance continued to outpace the market. Reconstructive implant sales grew by an impressive 20%, boosted by continued surgeon response to the Oxinium knee products added to the portfolio in 2002. We once again recorded industry-leading growth in this sector, led by knee growth of 33%, 10% of which was contributed by the introduction of our joint fluid therapy product, Supartz. Hip sales grew strongly at 17% led by the continued growth in revision procedures, increased penetration of our cross linked polyethylene liners and continued strength in our platform hip systems including Synergy and Echelon. Trauma grew at 10%. Sales pricing in Orthopaedics increased by 2%.

The Oxinium knee has been an outstanding success since its launch in 2001. We have continued to invest in the Oxinium platform with a femoral hip head launched this week, and in computer assisted surgery where we have received regulatory approval for hip, knee and trauma applications. A unicompartmental knee made of Oxinium will also be introduced in the second half of 2003.

We are creating two divisions within our orthopaedic business, Reconstruction and Trauma. This initiative is aimed at sustaining our industry leading performance by improving the focus on these separate market sectors. This structure will enable us to bring technology to market faster and increase our customer responsiveness and satisfaction. Each division will have responsibility for developing global strategy and its own product development, marketing and sales functions. They will share common manufacturing and support organisations. The sales forces in major US cities will be specialised into separate reconstructive and trauma units on a phased basis beginning in the first quarter of this year.

Endoscopy

Endoscopy sales grew at an underlying 10%, with strong growth coming from outside the US. The company acquired the ORATEC minimally invasive joint and spine business in the year, which added 9% to sales growth and has given us a leading position in radio frequency technology in arthroscopy.

Knee and shoulder ligament repair products grew particularly strongly at 21%, making the group the market leader in arthroscopic repair. New repair products were launched during the year to strengthen our position in the arthroscopy market, including TwinFix, a specialised shoulder repair device, and FastFix, a meniscal repair technique. New bioresorbable screws for ligament fixation also performed well.

Electroblade has brought us a unique product that combines simultaneous mechanical resection and radiofrequency coagulation of soft tissue. We also introduced a bipolar cutting and ablation system for the Vulcan generator platform and a thermal decompression catheter for herniated spinal discs. The Digital Operating Room concept continued to gain ground with installations in leading hospitals.

Advanced Wound Management

In its first full year of focus as an advanced wound management business, we strengthened our world-leading position in advanced treatments for hard-to-heal wounds. Underlying sales growth was 11%, with the Allevyn product range achieving 21%. We have successfully integrated into the business the advanced wound products of Beiersdorf and the Acticoat silver product for burns acquired in 2001, and these products are growing strongly.

Towards the end of the year, we secured 100% ownership of the Dermagraft and TransCyte joint arrangement by acquiring ATS's 50% share. Reimbursement for Dermagraft continues to progress well, with 88% of the outpatient population now covered in the US. Sales of Dermagraft in its US launch year achieved GBP3m.

Outlook

The markets on which we focus continue to demonstrate robust growth. Smith & Nephew is achieving sales growth that outpaces the industry, and is demonstrating its ability to grow share and position within the Orthopaedics, Endoscopy, and Advanced Wound Management markets. In 2003, we will see the impact of our strong ongoing sales and profit growth on our reported results without the impact of divestments.

We have a leading range of technology and products that repair and heal the human body. We will maintain our progress by investing in new and differentiated technologies which bring benefits to patients, and in the specialist sales forces to bring these products to the medical community. We will continue to invest in our businesses by increasing sales force strength, adding manufacturing capacity and enhancing new product development to generate vigorous growth. We will also acquire businesses or technologies that strengthen our long-term prospects.

We remain confident of delivering sustainable growth and believe we are well placed to achieve our mid-teens underlying pre-goodwill amortisation EPS growth target going forward.



                                    SMITH & NEPHEW plc

                            2002 PRELIMINARY RESULTS continued

             Group Profit and Loss Account for the Year Ended 31 December 2002
             -----------------------------------------------------------------

                                                               Notes         2002               2001
                                                                             GBPm               GBPm
Turnover                                                           1
Ongoing operations                                                         1,083.7             943.0
Operations contributed to the joint venture                        2             -              35.3
                                                                           -------           -------
Continuing operations                                                      1,083.7             978.3
Discontinued operations                                            3          26.2             103.4
                                                                           -------           -------
Group turnover                                                             1,109.9           1,081.7
Share of joint venture                                                       155.0             123.6
                                                                           -------           -------
                                                                           1,264.9           1,205.3
                                                                           =======           =======
Operating profit                                                   1
Ongoing operations
      - before goodwill amortisation and exceptional items                   196.0             170.8
      - goodwill amortisation+                                               (17.5)            (10.4)
      - exceptional items*                                         5         (29.9)            (19.3)
                                                                           -------           -------
                                                                             148.6             141.1
Operations contributed to the joint venture
      - before exceptional items                                                 -               3.6
      - exceptional items*                                         5             -              (1.8)
                                                                           -------           -------
Continuing operations                                                        148.6             142.9
Discontinued operations                                            3           2.1              11.1
                                                                           -------           -------
                                                                             150.7             154.0
Share of operating profit of the joint venture
      - before exceptional items                                              19.6              12.8
      - exceptional items*                                         6          (2.6)             (5.0)
                                                                           -------           -------
                                                                             167.7             161.8
Share of operating profit of the associated undertaking                        4.9                 -
                                                                           -------           -------
                                                                             172.6             161.8
Discontinued operations - net profit on disposals*                 3          18.0              49.2
                                                                           -------           -------
Profit on ordinary activities before interest                                190.6             211.0
Interest payable                                                   7         (12.7)            (17.4)
                                                                           -------           -------
Profit on ordinary activities before taxation                                177.9             193.6
Taxation                                                           8          65.8              64.0
                                                                           -------           -------
Attributable profit for the year                                             112.1             129.6
Ordinary dividends                                                 9          44.6              42.9
                                                                           -------           -------
Retained profit for the year                                                  67.5              86.7
                                                                           =======           =======
Basic earnings per ordinary share                                 10          12.11p            14.07p
Diluted earnings per ordinary share                               10          12.02p            13.95p

Profit before exceptional items (*)                                       GBP192.4m         GBP170.5m
Profit before goodwill amortisation and exceptional items (*+)    11      GBP209.9m         GBP180.9m

Basic earnings per ordinary share before exceptional items (*)                14.13p            12.83p
Basic earnings per ordinary share before goodwill amortisation                16.02p            13.96p
and exceptional items (*+)


                              SMITH & NEPHEW plc

                      2002 PRELIMINARY RESULTS continued

              Abridged Group Balance Sheet as at 31 December 2002

                                                             2002        2001
                                                             GBPm        GBPm


Intangible fixed assets                                     317.2       187.8
Tangible fixed assets                                       255.8       245.0
Investment in joint venture (A)                             115.0       114.0
Investment in associated undertaking(B)                       8.5           -
Investments                                                   8.2        25.7
                                                            -----       -----
                                                            704.7       572.5
                                                            -----       -----

Stocks                                                      229.5       232.2
Debtors                                                     280.7       266.8
Cash                                                         22.5        26.4
Creditors                                                  (315.9)     (342.8)
                                                            -----       -----
                                                            216.8       182.6
Borrowings                                                 (316.1)     (255.2)
Provisions     - deferred taxation                          (56.0)      (55.4)
               - other                                      (32.1)      (39.9)
                                                            -----       -----
Shareholders funds                                          517.3       404.6
                                                            =====       =====

  Currency swap assets and liabilities previously reported within cash and borrowings have been reclassified to debtors and creditors respectively and comparative figures have been restated.

(A) Investment in joint venture comprises goodwill GBP70.3 million, share of gross tangible assets GBP106.2 million less share of gross liabilities GBP61.5 million.

(B) Investment in associated undertaking comprises goodwill GBP15.4 million less share of net liabilities GBP6.9 million.

                   Abridged Movement in Shareholders' Funds
                      for the Year Ended 31 December 2002

                                                             2002        2001
                                                             GBPm        GBPm

Opening shareholders funds                                  404.6       268.0
Attributable profit                                         112.1       129.6
Dividends                                                   (44.6)      (42.9)
Exchange adjustments                                          9.1        (8.8)
Goodwill on disposals/operations
  contributed to the joint venture                           30.0        17.9
Unrealised gain on formation of the joint venture               -        31.8
Movements relating to the QUEST                              (2.3)       (2.1)
Issue of shares                                               8.4        11.1
                                                            -----       -----
Closing shareholders' funds                                 517.3       404.6
                                                            =====       =====

                              SMITH & NEPHEW plc

                      2002 PRELIMINARY RESULTS continued

         Abridged Group Cash Flow for the Year Ended 31 December 2002


                                                              2002        2001
                                                              GBPm        GBPm

   Operating profit                                          150.7       154.0
   Depreciation, amortisation and exceptional write-off+      94.4        60.3
   Working capital and provisions                            (35.8)      (22.4)
                                                             -----       -----
   Net cash inflow from operating activities*                209.3       191.9
   Capital expenditure and financial investment              (86.1)      (72.6)
                                                             -----       -----
   Operating cash flow                                       123.2       119.3
   Joint venture dividend                                      3.9           -
   Interest                                                  (10.2)      (16.5)
   Taxation                                                  (52.3)      (76.2)
   Dividends                                                 (43.5)      (42.0)
   Acquisitions                                             (206.3)      (69.3)
   Disposals                                                  71.8        61.7
   Joint venture formation                                     5.7        12.6
   Issues of ordinary share capital                            6.1         9.0
                                                             -----       -----
   Net cash outflow                                         (101.6)       (1.4)
   Exchange adjustments                                       68.2        (5.8)
   Opening net debt                                         (243.5)     (236.3)
                                                             -----       -----
   Closing net debt                                         (276.9)     (243.5)
                                                             =====       =====

   Gearing                                                    54%         60%

 +  Includes goodwill amortisation of GBP17.5 million (2001 -
    GBP10.4 million) and GBP17.5 million write-off of the group's equity investment in Advanced Tissue Sciences, Inc.

 * After GBP19.3 million (2001 - GBP23.5 million) of outgoings on rationalisation, acquisition integration and divestment costs.

    Net debt includes GBP16.7m of net currency swap assets (2001 - net currency swap liabilities of GBP14.7m)



                Statement of Total Recognised Gains and Losses
                      for the Year Ended 31 December 2002

                                                               2002       2001
                                                               GBPm       GBPm

Attributable profit                                           112.1      129.6
Unrealised gain on formation of the joint venture                 -       31.8
Currency translation differences on foreign currency
  net investments                                               9.1       (8.8)
                                                              -----      -----
Total recognised gains and losses                             121.2      152.6
                                                              =====      =====



                              SMITH & NEPHEW plc

                     NOTES TO THE 2002 PRELIMINARY RESULTS


1.   Segmental performance for the year ended 31 December 2002 was as follows:

     Group turnover by business segment

                                                              2002         2001        Underlying
                                                              GBPm         GBPm       sales growth
     Orthopaedics                                            470.2        404.6            20%
     Endoscopy                                               291.8        252.8            10%
     Advanced Wound Management                               321.7        285.6            11%
                                                           -------        -----            ---
     Ongoing operations                                    1,083.7        943.0            14%
                                                           =======        =====            ===
     Group operating profit by business segment
                                                              2002         2001
                                                              GBPm         GBPm

     Orthopaedics                                             98.2         87.9
     Endoscopy                                                53.8         46.8
     Advanced Wound Management                                44.0         36.1
                                                           -------        -----
                                                             196.0        170.8
     Goodwill amortisation                                   (17.5)       (10.4)
     Exceptional items                                       (29.9)       (19.3)
                                                           -------        -----
     Ongoing operations                                      148.6        141.1
                                                            ======        =====
     Group turnover by geographic market
                                                              2002         2001        Underlying
                                                              GBPm         GBPm      sales growth

     Europe*                                                 318.7        268.4            12%
     America                                                 610.5        534.9            15%
     Africa, Asia and Australasia                            154.5        139.7            16%
                                                           -------        -----            ---
     Ongoing operations                                    1,083.7        943.0            14%
                                                           =======        =====            ===

*    Includes United Kingdom sales of GBP87.3 million (2001 - GBP77.5  million).

     Underlying sales growth is sales growth adjusted to eliminate the effect of translational currency, acquisitions and disposals.


                              SMITH & NEPHEW plc

                NOTES TO THE 2002 PRELIMINARY RESULTS continued

2. On 1 April 2001, the casting and bandaging and traditional woundcare businesses were contributed to a joint venture with Beiersdorf AG called BSN Medical in return for a 50% equity interest. The results of these businesses prior to contribution represent operations contributed to the joint venture in the group profit and loss account.

3. On 27 March 2002, the rehabilitation business was disposed of to AbilityOne Corporation (AbilityOne) for GBP71.3 million cash and a 21.5% equity interest in the combined business. AbilityOne is accounted for as an associated undertaking under the net equity method. The results of rehabilitation prior to disposal represent discontinued operations. The net profit on disposals of GBP18.0 million is stated after deducting GBP30.0 million of goodwill previously written off to reserves on acquisition. Discontinued operations in 2001 also include the results and net profit on disposal of the ear, nose and throat business.

4. On 28 March 2002, ORATEC Interventions, Inc., a company that applies radio frequency energy to treat joint and spine disorders, was acquired for a net cost of GBP191.2 million. The fair value of assets acquired was GBP25.5 million and goodwill arising was GBP165.7 million. On
     27 November 2002, the group acquired the remaining 50% interest in the Dermagraft joint arrangements it held with Advanced Tissue Sciences, Inc.

5. Operating exceptional items within ongoing operations comprise a GBP17.5 million write down against the group's trade investment in Advanced Tissue Sciences, Inc., GBP4.0 million costs of rationalisation consequent on the contribution of businesses to BSN Medical and manufacturing rationalisation (2001 - GBP10.4 million) and GBP8.4 million for the acquisition integration costs relating to Oratec and Dermagraft (2001 - GBP8.9 million). Operating exceptional items within operations contributed to the joint venture in 2001 represented manufacturing rationalisation costs.

6. The group's share of exceptional items of the joint venture relates to manufacturing rationalisation costs of BSN Medical.

7. Interest includes GBP1.6 million (2001 - GBP0.9 million) in respect of the group's share of the net interest charge of BSN Medical and GBP0.9 million (2001 - nil) in respect of the group's share of the net interest charge of AbilityOne.

8. Taxation of GBP61.6 million (2001 - GBP52.3 million) arises on the profit before goodwill amortisation and exceptional items, an effective rate of 29% (2001 - 29%) of which GBP5.7 million (2001 - GBP3.9m) arises in BSN Medical and GBP1.0 million (2001 - nil) arises in AbilityOne. Taxation on the net gain on disposal is GBP16.9 million (2001 - GBP17.7 million) and tax relief of GBP12.7 million (2001 - GBP6.0 million) arises as a consequence of the exceptional costs of rationalisation and acquisition integration of which GBP0.6 million (2001 - GBP1.4 million) is in BSN Medical.

9.   A final dividend of 3.0 pence per ordinary share is recommended (2001 -
     2.9 pence per ordinary share) which, together with the interim dividend of 1.8 pence per share (2001 - 1.75 pence) paid on 15 November 2002, makes a total for the year of 4.8 pence (2001 - 4.65 pence). The final dividend is payable on 16 May 2003 to shareholders whose names appear on the register at the close of business on 22 April 2003. Shareholders may participate in the dividend re-investment plan.

                              SMITH & NEPHEW plc

                NOTES TO THE 2002 PRELIMINARY RESULTS continued

10. The basic average number of ordinary shares in issue was 926 million (2001 - 921 million). The diluted average number of ordinary shares in issue was 933 million (2001 - 929 million).

11. Profit before goodwill amortisation and exceptional items states profit on ordinary activities before taxation before charging goodwill amortisation and exceptional items and before the net profit on the disposal of discontinued operations. Earnings per ordinary share before goodwill amortisation and exceptional items is based on the attributable profit before accounting for these items and taxation on the exceptional items.

12. This financial statement does not constitute the statutory accounts. It has been extracted from the statutory accounts of Smith & Nephew plc on which the auditors have given an unqualified report but which have not yet been filed with the Registrar of Companies.


                                                              7 February 2003